

July 20, 2010

Mr. Gary G. Winterhalter
Chief Executive Officer
Sally Beauty Holdings, Inc.
3001 Colorado Boulevard
Denton, Texas 76210

> **Re: Sally Beauty Holdings, Inc.**
> **Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed November 19, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 11, 2009**
> **Quarterly Report on Form 10-Q for the Fiscal Period Ended December 31, 2009**
> **Filed February 4, 2010**
> **File No. 001-33145**

Dear Mr. Winterhalter:

      We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                H. Christopher Owings
                Assistant Director